UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

RESUBMISSION OF THE REMOTE VOTING INSTRUMENT

Sendas Distribuidora S.A. (“Company”) hereby informs its shareholders and the market in general that, pursuant to article 26, paragraphs 3 and 6, of CVM Resolution No. 81, of March 29, 2022, it has resubmitted, on this date, the remote voting instrument regarding the matters of the Company's Annual General Meeting to be held on April 25, 2025 (“AGM”).

The purpose of the resubmission was to comply with the Brazilian Securities and Exchange Commission's (“CVM”) letter No. 60/2025/CVM/SEP/GEA-2 requiring the Company to exclude from the remote voting instrument the resolution No. 15, which had the following content: “In case the Fiscal Council is installed and one of the candidates on the slate ceases to be part of it to accommodate the separate election referred to in Articles 161, paragraph 4, and 240, of Law No. 6,404 of 1976, should the votes corresponding to your shares be attributed to the chosen slate?”.

The Company clarifies that: (i) the resubmission of the remote voting instrument does not affect the matters to be resolved on at the AGM, since such matters remain unchanged; (ii) any votes already cast by shareholders by sending the remote voting instrument for the aforementioned resolution no. 15 will be considered invalid; and (iii) the deadline for shareholders, if they wish, to send the remote voting instrument remains the same as previously disclosed, i.e. April 21, 2025.

The updated version of the remote voting instrument was made available on this date to the Company's shareholders and to the market in general through the websites of the CVM (www.gov.br/cvm), B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and the Company's investor relations website (https://ri.assai.com.br).

São Paulo, March 28, 2025.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.